UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File No. 001-35531

TAHOE RESOURCES INC.
(Translation of registrant's name into English)

5190 Neil Road Suite 460, Reno, Nevada 89502
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [   ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits
99.1	Annual Information Form of the Company for the year ended December 31, 2013
99.2
Audited financial statements of the Company and the notes thereto for the fiscal year ended December 31, 2013 and 2012 together with the reports of the independent registered public accounting firm thereon

99.3	Management Discussion and Analysis of the Company for the year ended December 31, 2013
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP, the Company’s Independent Registered Public Accounting Firm
99.9	Consent of Conrad Huss, P.E., dated March 13, 2014
99.10	Consent of Daniel Roth, P.E., dated March 13, 2014
99.11	Consent of Thomas L. Drielick, P.E., dated March 13, 2014
99.12	Consent of Paul Tietz, C.P.G., dated March 13, 2014
99.13	Consent of Richard K. Zimmerman, SME RM, dated March 13, 2014
99.14	Press Release dated March 13, 2014
99.15	Certification Of Annual Filings
99.16	Certification Of Annual Filings

Explanatory Note

This Current Report on Form 6-K/A amends the Current Report on Form 6-K of Tahoe Resources Inc. (the “Company”) filed on March 13, 2014 (the “Original Report”). The Original Report inadvertently stated an amount of $121.6 million relating to surface infrastructure. The Company hereby amends the Original Report to report that the correct amount is $124.6 million. This report supercedes our filing on March 13, 2014 and is being filed to amend the amount

Additionally, the 40-F and the AIF along with all consents and certifications are being filed along with this Form 6-K/A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.

Date: March 14, 2014

/s/ Edie Hofmeister
Edie Hofmeister
Vice President & General Counsel